January 26, 2021

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Attention:	Benjamin Phippen

John Spitz

Re:	FB Financial Corp (the “Company”)

Form 10-K for Fiscal Year ended December 31, 2019

Form 8-K filed October 26, 2020

File No. 001-37875

Dear Messrs. Phippen and Spitz,

This letter is provided in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated December 22, 2020. For ease of reference, each of the Staff’s comments has been reproduced below in italics followed by the Company’s responses.

Form 8-K filed October 26, 2020

Non-GAAP Measures, page 1

1.

We note your disclosure of the non-GAAP measures titled “Adjusted pre-tax earnings” and “Adjusted earnings” in Exhibits 99.1, 99.2 and 99.3 as well as “Adjusted pro forma earnings” in Exhibits 99.2 and 99.3. We also note disclosure of several non-GAAP measures that are calculated based on these amounts, including:

•	Adjusted return on average tangible common equity;

•	Adjusted return on average assets and equity;

•	Pro forma return on average tangible common equity;

•	Adjusted pro forma return on average tangible common equity;

•	Pro forma return on average assets and equity; and

•	Adjusted pro forma return on average assets and equity

Each of these non-GAAP measures contains an adjustment titled “plus initial provision for credit losses on acquired loans and unfunded commitments”. Please tell us how you determined that this adjustment is appropriate and useful to investors, especially given your history of acquisitions. In preparing your response, tell us how you view loans “originated” versus “acquired” from a provision perspective in making this determination. Refer to Question 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

ASU 326-20-30-15 has established that an initial Allowance for Credit Losses (“ACL”) is created through provision expense for non-purchased credit deteriorated (“non-PCD”) loans immediately following the close of an acquisition (“Day 1”). For purposes of the referenced adjusted profitability metrics disclosed in our non-GAAP measures, we have defined this Day 1 provision expense on the acquired non-PCD portfolio as the “initial provision for credit losses on acquired loans and unfunded commitments”. Following the Day 1 provision expense, the non-PCD portfolio is treated no differently from the remainder of the loan portfolio, and further changes to the ACL recorded through provision expense related to the non-PCD portfolio is not included in the “initial provision for credit losses on acquired loans and unfunded commitments.”

We have determined that this disclosure is relevant to investors based on feedback from sector-focused investors, research analysts and investment bankers. For example, we have received positive feedback on the clarity of our disclosures included on slides 8 and 21 of our recent investor presentation filed on October 26, 2020, which provide segmentation of the changes in our allowance for credit losses. Commonly discussed financial metrics used by the investor and analyst community to judge the prudence of acquisitions are earnings per share (“EPS”) accretion and tangible book value per share (“TBVPS”) dilution. Goodwill and other intangibles created at transaction close are the primary drivers to TBVPS dilution; however, expenses specific to each transaction, such as professional fees, severance and vendor contract terminations are typically included in the calculation of TBVPS dilution. These expenses are excluded from the calculation of EPS accretion as they are viewed as non-recurring costs specific to the closing and integration of each acquisition and are not indicative of the Company’s go-forward earnings power. We define these expenses as “merger expenses” in our disclosures and exclude them from our adjusted profitability metrics. Like merger expenses, the initial Day 1 provision expense related to the establishment of an ACL on acquired non-PCD loans is quantifiable and specific to each acquisition. By disclosing this initial provision expense, we provide increased visibility to the investor and analyst community to our total costs unique to the execution and integration of each acquisition.

The objective of our presentation of adjusted earnings and adjusted earnings metrics is to allow investors and analysts to more clearly identify quarterly trends in core earnings performance, including the normal, recurring, and cash operating expenses necessary to operate the Company and generate revenues. We view merger expenses, including the initial provision expense on acquired loans and unfunded commitments, to be outside of this objective.

For some companies, including FB Financial Corporation, these merger expenses and initial provision expenses on acquired portfolios are likely to be recurring in the sense that community banking is a consolidating industry, and some companies are likely to undertake multiple acquisitions in successive years. However, in that case, these merger charges and initial provision for credit losses will continue to be specific to each acquisition and would not be present in the absence of further acquisitions or indicative of operating results following the completion of these transactions. For these reasons, we believe it is appropriate to continue to present profitability metrics adjusted for the impact of each of these line items.

2.

We note your disclosure of the non-GAAP measures titled “Adjusted diluted earnings per share” , “Pre-tax, pre-provision earnings per share”, “Adjusted pre-tax, pre-provision earnings per share” and “Adjusted pre-tax, pre-provision diluted earnings per share” in Exhibits 99.1, 99.2 and 99.3 as well as “Adjusted pro forma diluted earnings per share” in Exhibits 99.2 and 99.3, all of which include an adjustment for the initial provision for credit losses on acquired loans and unfunded commitments or an adjustment for the entire provision for loan losses. Please tell us how you concluded these earnings per share measures are appropriate and useful to investors given that they exclude one of the primary expenses incurred to operate a bank and generate revenues.

Response:

For “Adjusted diluted earnings per share” and “Adjusted pro forma diluted earnings per share”, we respectfully refer the Staff to our response to question 1 on why we believe that it is relevant to adjust earnings metrics for “initial provision for credit losses and unfunded commitments on acquired loans”.

“Pre-tax, pre-provision earnings” and “Adjusted pre-tax, pre-provision earnings” are non-GAAP supplemental measures that are used by management to evaluate and measure the Company’s performance. “Pre-tax, pre-provision earnings” is calculated as net interest income plus noninterest income less noninterest expense. “Adjusted pre-tax, pre-provision earnings” is calculated as pre-tax, pre-provision earnings plus non-recurring and/or non-core income and expense items, such as merger expenses. Bank regulatory agencies use the same calculation of net interest income plus noninterest income less noninterest expense as a measure of net revenues available to absorb losses, including credit losses. Therefore, management closely monitors this non-GAAP financial measure and believes it is a useful measure for readers of the Company’s financial statements. Bank investors and research analysts are also increasingly focused on these measures, as indicated by the more frequent appearance of pre-tax, pre-provision earnings and related profitability metrics in industry-focused research reports.

Users of the Company’s financial statements routinely convert various income and expense items presented in the Company’s disclosures into per share basis and as such, the Company provided a calculation and reconciliation of reported GAAP earnings per share to “Pre-tax pre-provision earnings per share“ and Adjusted pre-tax-pre-provision earnings per share” for convenience. Upon further consideration of the utility to publicly disclose the conversion of “Pre-tax pre-provision earnings” and “Adjusted pre-tax pre-provision earnings,” into per share metrics, the Company undertakes to discontinue disclosing these two per share metrics from future public disclosures.

3.

We note your disclosure of “Pro forma net income” in Exhibits 99.2 and 99.3. Please tell us what this pro forma non-gaap measure represents and explain why it is labeled as “Pro forma” when it appears to be the actual U.S. GAAP net income per the unaudited financial statement provided in the September 30, 2020 Form 10-Q.

Response:

The Company respectfully submits that use of the term “Pro forma” with respect to non-GAAP measures including pro forma net income and pro forma adjusted net income includes an adjustment only to periods prior to the Company’s IPO in 2016, when the Company was an S corporation and did not incur federal income taxes. The Company respectfully refers the Staff to the footnote explanation as disclosed in exhibit 99.2 and 99.3:

“*Prior to the Company’s IPO in the third quarter of 2016, the Company was an S corporation and did not incur federal income taxes. In conjunction with the IPO, the Company converted to a C corporation. These results are on a pro forma basis to reflect the results of the Company on a C corporation basis and combined effective tax rate of 35.08% for the year ended December 31, 2016.”

As use of the term pro forma is only applicable to periods prior to the Company’s IPO in 2016, there are no pro forma adjustments to more recent periods and therefore, this line item will equal unadjusted GAAP net income as the Staff observed. Beginning with our first quarter earnings release in 2021, historical presentation of 2016 will be removed from Exhibits 99.2 and 99.3 and use of the term pro forma shall cease with respect to this line item.

The Company believes noting the use of pro forma income tax expense is necessary and provides the most transparency to investors. In future filings where applicable, the Company undertakes to modify reference to pro forma metrics in the future by removing the term “Pro forma” from the table and column’s titling and adding the footnote reference disclosing pro forma use only to periods for which an adjustment has been made. We believe this will add greater clarity for the pro forma periods presented while maintaining transparency to investors.

4.

As a related matter, we note that you disclose “adjusted pro forma net income” in Exhibits 99.2 and 99.3, which appears to represent the sum of “adjusted net income” for each of the first three quarters of 2020. Please clarify what these pro forma non-GAAP measures represent.

Response:

The Company respectfully refers the Staff to response to Comment No. 3 above.

We appreciate your comments and hope that we have adequately addressed them with the foregoing responses. If you should have any questions, please contact me at (615) 435-0952.

Sincerely,

/s/ Michael M. Mettee
Michael M. Mettee Chief Financial Officer FB Financial Corporation